Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: February 9, 2023

On February 9, 2023, Broadcom Inc. published the following post on LinkedIn:

On February 9, 2023, Broadcom Inc. published the following post on Twitter:

On February 9, 2023, Broadcom Software Group published the following post on LinkedIn:

On February 9, 2023, Broadcom Software Group published the following post on Twitter:

On February 9, 2023, Hock Tan published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs” and Broadcom Software Group’s “Broadcom Software Blog”]

Keeping Customers at the Center of Everything
An exciting future for customers and partners

During the 17 years I have led Broadcom, solving problems for customers and giving them the tools they need to succeed have been the most rewarding parts of my job. It’s important to me that whether we’re inventing the future through innovative R&D or co-creating new solutions with partners and users, Broadcom’s focus is customer centricity.

Broadcom has long prided itself in offering world-class enterprise technology solutions, spanning semiconductors to infrastructure software that the world’s largest companies need and want. Once we acquire VMware, we expect to deepen our commitment to customer success by building a more dynamic IT value proposition. Together, we will add the software tools customers need to better manage and get the most out of their data across all possible environments, whether they choose private cloud or public cloud approaches.

We’ll also gain valuable partnerships – an ecosystem that has been and will remain essential to Broadcom’s broader commitment to maintain, nurture, and serve VMware’s existing and future customers, regardless of organizational size. VMware’s partners today serve as both innovation collaborators and connectors to a wider range of customers, including small- and medium-sized businesses. Once the acquisition is completed, we will sustain and further develop VMware’s robust partner ecosystem, especially as we work together to expand VMware’s solutions. Partners will be able to grow their businesses as the combined company accelerates execution and smart portfolio growth. Together, we’ll be better positioned to help customers speed app modernization, move to the cloud faster and support a more secure and hybrid workforce.

We will also help expand an extremely innovative, world-wide user community. As I mentioned in my open letter to the VMware User Group (VMUG), it’s all about the product – and we’re going to focus on making VMware’s products even better for customers, including making them easier for customers and partners to access and use. As part of this, we will support and invest greater resources in VMware’s training programs, which we recognize are incredibly valuable offerings to the user community, and use our longstanding experience in utilizing partner and user ecosystems to support customers’ technology and multi-cloud priorities.

However, for Broadcom and VMware to remain central to customer success, we also must remain at the forefront of product innovation and help customers keep up with technology advancements. VMware will complement Broadcom’s more than 60-year focus on innovation, intellectual property, and R&D know-how. Our combined track record of developing and distributing ground-breaking technologies will accelerate customer value, and industry and ecosystem growth. Each company’s products are leaders in their respective markets and categories, powering the most complex IT environments in the world.

Ultimately, through this combination of partners, users, and products, we will take our commitment to customer success to a new level. In this multi-cloud era, Broadcom and VMware will empower customers by providing them the tools that give them the choice, freedom, and flexibility to innovate and better manage their IT environments. Customers cannot compete or operate effectively if their IT environments lag the industry, and that’s particularly true for those managing highly sensitive data and need to protect and control their data across environments – whether on-premises or in private or public clouds.

Take Europe, for example, where governments and critical industries are looking to sovereign clouds. A multi-cloud approach that includes sovereign clouds allows organizations to ensure their data is being safely stored and managed in compliance with relevant regional and national laws and regulations. It is critical for enterprises, especially governments, to maintain flexibility to move data between deployment environments, while running workloads across these multiple environments. Governments moving to multi-cloud will need the tools to effectively manage their data and run applications in different cloud environments to meet different regulatory and other requirements. At Broadcom, we all see an incredibly exciting future for VMware’s customers. Together, we will continue investing in and further developing VMware’s innovative product portfolio, leveraging our shared R&D commitment and expertise. And we will leverage our collective experience with VMware’s partners and users to unlock new value and growth. This combination will serve our customers more impactfully and comprehensively than ever before and propel their businesses forward over the long term.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.